EXHIBIT 99

Magna Announces Second Quarter 2020 Results

  Light vehicle production in North America and Europe, our most significant production markets, down 70% and 59%, respectively; global light vehicle production down 42%
  Estimated COVID-19 impacts of approximately $5.5 billion on sales, $1.2 billion on both income from operations before income taxes and Adjusted EBIT
  Sales of $4.3 billion decreased 58%, diluted (loss) earnings per share of ($2.17) compared to $1.42 in the second quarter of 2019
  Reinstated financial outlook for 2020

AURORA, Ontario, Aug. 07, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2020.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2020	2019
Reported

Sales	$4,293	$10,126	$12,950	$20,717

(Loss) income from operations before income taxes	$(789)	$595	$(403)	$1,963

Net (loss) income attributable to Magna International Inc.	$(647)	$452	$(386)	$1,558

Diluted (loss) earnings per share	$(2.17)	$1.42	$(1.29)	$4.83

Non-GAAP Financial Measures(1)

Adjusted EBIT	$(600)	$677	$(197)	$1,397

Adjusted diluted (loss) earnings per share	$(1.71)	$1.59	$(0.83)	$3.22

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted (loss) earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

Don Walker, Magna’s Chief Executive Officer commented: “While our second quarter results were impacted by a precipitous decline in global vehicle production caused by the COVID-19 pandemic, I am pleased we have been able to successfully and safely restart operations at our plants around the world.   Additionally, we have taken several actions across the company to reduce our cost structure to be aligned with our updated expectations for future vehicle production.  We expect our second half 2020 results to begin to reflect these actions. I am confident that Magna will emerge from the recent economic upheaval as strong as ever.”

THE IMPACT OF COVID-19

During the second quarter of 2020, our most significant production markets of North America and Europe experienced vehicle production declines compared to the second quarter of 2019 that, both in percentage and absolute volume terms, far exceeded the worst comparable quarterly declines experienced during the 2008-2009 financial crisis.  These declines are largely due to our customers’ production suspensions and volume reductions attributable to the COVID-19 pandemic.

Based on our expectations at the beginning of the year, we estimate that reduced volumes in the quarter resulted in lost sales of approximately $5.5 billion and that Adjusted EBIT was negatively impacted by approximately $1.2 billion.  For the six months ended June 30, 2020, we estimate such lost sales to be approximately $6.6 billion and that Adjusted EBIT was negatively impacted by approximately $1.45 billion.  (Loss) income from operations before income taxes, net (loss) income attributable to Magna International Inc. and diluted (loss) earnings per share, each for the second quarter and six months ended June 30, 2020, were also negatively impacted by the COVID-19 related volume reductions.

THREE MONTHS ENDED JUNE 30, 2020

On a consolidated basis, we posted sales of $4.3 billion for the second quarter of 2020, a decrease of 58% from the second quarter of 2019, compared to global light vehicle production that decreased 42%, reflecting declines of 70% and 59% in North America and Europe, respectively, and an increase of 3% in China.

Adjusted EBIT decreased to $(600) million in the second quarter of 2020 compared to $677 million in the second quarter of 2019.

(Loss) income from operations before income taxes was $(789) million for the second quarter of 2020 compared to $595 million in the second quarter of 2019.  Included in loss from operations before income taxes in the second quarter of 2020 were Other expense, net items totaling $168 million comprised of restructuring and impairment costs compared to $68 million in the second quarter of 2019.  Excluding Other expense, net from both periods, income from operations before income taxes decreased $1.3 billion in the second quarter of 2020 compared to the second quarter of 2019.

Net (loss) income attributable to Magna International Inc. was $(647) million for the second quarter of 2020 compared to $452 million in the second quarter of 2019.  Included in net loss attributable to Magna International Inc. in the second quarter of 2020 were Other expense, net items totaling $136 million after tax compared to $57 million after tax in the second quarter of 2019.  Excluding Other expense, net from both periods, net  income attributable to Magna International Inc. decreased $1 billion in the second quarter of 2020 compared to the second quarter of 2019.

Diluted (loss) earnings per share decreased to $(2.17) in the second quarter of 2020, compared to $1.42 in the comparable period.  Adjusted diluted (loss) earnings per share decreased to $(1.71) compared to $1.59 for the second quarter of 2019.

In the second quarter of 2020, we used $1.2 billion in cash from operating activities, including $934 million for operating assets and liabilities.  Investment activities for the second quarter of 2020 included $169 million in fixed asset additions, $72 million in investments, other assets and intangible assets and $2 million in private equity investments.

SIX MONTHS ENDED JUNE 30, 2020

We posted sales of $12.95 billion for the six months ended June 30, 2020, a decrease of 37% from the six months ended June 30, 2019.  This is compared to global light vehicle production which decreased 33% in the first six months of 2020 compared to the first six months of 2019, reflecting declines of 40% and 39% in our most significant production markets of North America and Europe, respectively, and a decline of 23% in China.

During the six months ended June 30, 2020, loss from operations before income taxes was $403 million, Net loss attributable to Magna International Inc. was $386 million and diluted loss per share was $1.29, down $2.4 billion, $1.9 billion and $6.12, respectively, each compared to the first six months of 2019.

During the six months ended June 30, 2020, Adjusted EBIT decreased to $(197) million, and adjusted diluted (loss) earnings per share decreased to $(0.83).

During the six months ended June 30, 2020, we generated cash from operations before changes in operating assets and liabilities of $317 million and invested $910 million in operating assets and liabilities. Investment activities for the first six months of 2020 included $372 million in fixed asset additions, $165 million in investments, other assets and intangible assets, and $102 million in private equity investments, primarily related to Waymo.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and six months ended June 30, 2020, we paid dividends of $116 million and $237 million, respectively.  In addition, we repurchased 4.8 million shares for cancellation for $192 million in the first quarter of 2020.

Our Board of Directors declared a second quarter dividend of $0.40 per Common Share, payable on September 4, 2020 to shareholders of record as of the close of business on August 21, 2020.

Vince Galifi, Magna’s Chief Financial Officer stated: “The second quarter of 2020 was among the most challenging that the auto industry has ever faced, resulting in our first normalized operating loss in over a decade.  Nevertheless, we took important steps operationally and financially in the quarter to further strengthen our business.  Our updated 2020 financial outlook reflects our expectations of a solid recovery in earnings and cash flow in the second half of this year.”

SEGMENT SUMMARY

($Millions unless otherwise noted)	For the three months ended June 30,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$1,623	$4,243	$(2,620)	$(315)	$341	$(656)
Power & Vision	1,298	2,808	(1,510)	(226)	201	(427)
Seating Systems	524	1,452	(928)	(84)	83	(167)
Complete Vehicles	933	1,802	(869)	44	43	1
Corporate and Other	(85)	(179)	94	(19)	9	(28)
Total Reportable Segments	$4,293	$10,126	$(5,833)	$(600)	$677	$(1,277)

	For the three months ended June 30,
				Adjusted EBIT as a percentage of sales
				2020	2019	Change
Body Exteriors & Structures				(19.4)%	8.0%	(27.4)%
Power & Vision				(17.4)%	7.2%	(24.6)%
Seating Systems				(16.0)%	5.7%	(21.7)%
Complete Vehicles				4.7%	2.4%	2.3%
Consolidated Average				(14.0)%	6.7%	(20.7)%

($Millions unless otherwise noted)	For the six months ended June 30,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$5,299	$8,551	$(3,252)	$(116)	$704	$(820)
Power & Vision	3,821	5,891	(2,070)	(91)	417	(508)
Seating Systems	1,785	2,885	(1,100)	(44)	177	(221)
Complete Vehicles	2,254	3,730	(1,476)	94	71	23
Corporate and Other	(209)	(340)	131	(40)	28	(68)
Total Reportable Segments	$12,950	$20,717	$(7,767)	$(197)	$1,397	$(1,594)

	For the six months ended June 30,
	Adjusted EBIT as a percentage of sales
	2020	2019	Change
Body Exteriors & Structures	(2.2)%	8.2%	(10.4)%
Power & Vision	(2.4)%	7.1%	(9.5)%
Seating Systems	(2.5)%	6.1%	(8.6)%
Complete Vehicles	4.2%	1.9%	2.3%

Consolidated Average	(1.5)%	6.7%	(8.2)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

2020 OUTLOOK

Light Vehicle Production (Units)
North America	12.5 million
Europe	15.9 million

Total Sales	$30.0 - $32.0 billion

Adjusted EBIT Margin(2)	2.9% - 3.3%

Interest Expense, net	Approximately $90 million

Income Tax Rate(3)	Approximately 30%

Capital Spending	Approximately $1.4 billion

(2) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales (3) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

In this 2020 outlook, we have assumed:

·	2020 light vehicle production volumes (as set out above);
·	no material unannounced acquisitions or divestitures; and
·	foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:
	-	1 Canadian dollar equals U.S. dollars	0.732
	-	1 euro equals U.S. dollars	1.121

Currently there is increased uncertainty related to our outlook above as a result of elevated risks associated with consumer demand, as well as continuing COVID-19 risks to various aspects of our business and the automotive industry, as discussed in our MD&A for the second quarter of 2020, our Annual Information Form / Form 40-F dated March 27, 2020 and subsequent filings.

In our press release dated March 26, 2020, we withdrew our outlooks for 2020 and 2022.  While we have reinstated our 2020 outlook with the above, we are not reinstating the outlook for any periods beyond 2020 at this time.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended June 30,
	2020	2019

Net (loss) income	$(652)	$450
Add (deduct):
Interest expense, net	21	14
Other expense, net	168	68
Income taxes	(137)	145
Adjusted EBIT	$(600)	$677

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended June 30,
	2020	2019

Sales	$4,293	$10,126
Adjusted EBIT	$(600)	$677
Adjusted EBIT as a percentage of sales	(14.0)%	6.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended June 30,
	2020	2019

Net (loss) income attributable to Magna International Inc.	$(647)	$452
Add (deduct):
Other expense, net	168	68
Tax effect on Other expense, net	(32)	(11)
Adjusted net (loss) income attributable to Magna International Inc.	$(511)	$509
Diluted weighted average number of Common Shares outstanding during the period (millions):	298.4	319.5
Adjusted diluted (loss) earnings per share	$(1.71)	$1.59

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the six months ended June 30,
	2020	2019

Net (loss) Income	$(400)	$1,551
Add (deduct):
Interest expense, net	38	45
Other expense (income), net	168	(611)
Income taxes	(3)	412
Adjusted EBIT	$(197)	$1,397

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the six months ended June 30,
	2020	2019

Sales	$12,950	$20,717
Adjusted EBIT	$(197)	$1,397
Adjusted EBIT as a percentage of sales	(1.5)%	6.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the six months ended June 30,
	2020	2019

Net (loss) income attributable to Magna International Inc.	$(386)	$1,558
Add (deduct):
Other expense (income), net	168	(611)
Tax effect on Other expense (income), net	(32)	93
Adjusted net (loss) income attributable to Magna International Inc.	$(250)	$1,040
Diluted weighted average number of Common Shares outstanding during the period (millions):	300.3	322.9
Adjusted diluted (loss) earnings per share	$(0.83)	$3.22

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter ended June 30, 2020 results on Friday, August 7, 2020 at 8:00 a.m. ET. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-621-6136. International callers should use 1-303-223-4363. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, financial results, COVID impacts, vehicle production

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (4)
We are a mobility technology company. We have over 152,000 entrepreneurial-minded employees, 346 manufacturing operations and 93 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

 (4)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.  Forward-looking statements in this press release include, but are not limited to, statements relating to: the expected impact of our cost structure reductions on our financial results; earnings and cash flow expectations; forecasts of light vehicle production in North America and Europe; expected Total sales, based on such light vehicle production; EBIT margin; Equity income; Net interest expense; Tax rate; Net income; and Capital spending.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 (coronavirus) pandemic;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;
Customer and Supplier Related Risks
  concentration of sales with six customers;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 (Coronavirus) pandemic;
Manufacturing Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  COVID-19 (Coronavirus) shutdowns;
  supply disruptions, including as a result of the COVID-19 (coronavirus) pandemic;
  climate change risks;
  attraction/retention of skilled labour;
IT Security/Cybersecurity Risk
  IT/Cybersecurity breach;
  Product Cybersecurity breach;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
 Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
Legal, Regulatory and Other Risks
  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.